[LETTERHEAD OF DOMARK INTERNATIONAL, INC.]

                                                                January 27, 2012

VIA Edgar

Securities and Exchange Commission
100 F Street, N.W.
Division of Corporate Finance
Washington, D.C. 20549

RE:  Domark International, Inc.
     Form 10-K for Fiscal Year Ended May 31, 2011
     Filed September 14, 2011
     File No. 333-136247
     Item 4.02 Form 8-K
     Filed November 22, 2011
     File No. 333-136247

Dear Michael Henderson, Carlos Pacho, and Larry Spirgel:

Below are the responses to your comments included on your letter of January 4, 2011.

Form 10-K for the fiscal year ended May 31, 2011

1. We note your response to prior comment three from our letter dated November 3, 2011. Until you file restated audited financial statements for all periods presented with an unqualified auditor's opinion your ability to conduct public offerings may be restricted. In addition you may not be permitted to make offerings under Rules 505 and 506 of Regulation D where any purchasers are not accredited investors under Rule 501(a) of that Regulation, until you file audited financial statements with an unqualified audit report. These restrictions do not apply to:


     * offerings or sales of securities upon the conversion of outstanding convertible securities or upon the exercise of outstanding reinvestment plans;

     *    dividend or interest reinvestment plans;

     *    employee benefit plans;
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     *    transactions involving secondary offerings; or

     *    sales of securities under Rule 144

The Company hereby acknowledges the restrictions as set forth above and will comply with Rules 505 and 506 of Regulation D.

2. We note your response to prior comment four from our letter dated November 3, 2011. We believe that the conclusion that reflecting this transaction as a stock receivable in the Stockholder's Equity section is incorrect. In this regard we note the following:

     *    The original transaction was not a capital transaction.

     * You have determined that the stock was issued and deemed to be outstanding by the Company for the year 2011, as evidenced by your restatement.

     Since you determined per your response that the acquisition was unlikely the recorded asset should have been impaired in 2010 and the stock reflected as outstanding since issuance. Therefore it appears that you should record the transaction as an expense in your statement of operations. Accordingly please amend your financial statements for this fiscal year May 31, 2010.

We have amended our financial statements to include the impairment of the Victory Lane asset as of August 2009, which is included in the fiscal period ending May 31, 2010. Since we are unable to audit the period ending May 31, 2010 and have disclosed that the comparative period in our 10-K ending May 31, 2011 is unaudited, we plan to amend our Form 10-K for the period ending May 31, 2011. Appropriate disclosures will be made in reference to the restatement and the applicable periods affected.

Item 4.02 Form 8-K filed November 22, 2011

3. In accordance with comment two above, please revise the Item 4.02 Form 8-K filed on November 22, 2011 to disclose the effects of the restatement.

     We have filed Form 8-K/A, revising the language of Item 4.02 to disclose the effect of the restatement according to comment 2 above.

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The Company hereby acknowledges:

     * The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

     * Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

     * The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,


/s/ R Thomas Kidd
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R Thomas Kidd
Chief Executive Officer

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